EXHIBIT 99.4

I, Peter M R Gaze, certify, pursuant to Section 906 of the United States Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

1.	The Annual Report on Form 20-F of Carlisle Holdings Limited for the fiscal year ended March 31, 2003 as filed with the United States Securities and Exchange Commission to be filed herewith fully complies with the requirements of Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934; and

2.	the information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of Carlisle Holdings Limited.

June 30, 2003

/s/ Peter M R Gaze
Peter M R Gaze Chief Financial Officer Carlisle Holdings Limited